April 26, 2011

Deborah O’Neal-Johnson, Esquire
U.S. Securities & Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549

Re:   T. Rowe Price International Funds, Inc. (“Registrant”)
                    File Nos.: 033-47806/811-6665

Dear Ms. O’Neal-Johnson:

The incorrect post-effective amendment was used in the Registrant’s XBRL filing.

On February 25, 2011, a 485(b) filing was submitted via Edgar using post-effective amendment number 114. On March 18, 2011, post effective amendment number 115 was used in the XBRL filing for the Registrant. However, the XBRL filing should have been post-effective amendment number 116 because a 485(a) filing for the Registrant was filed on March 11, 2011 to create a new series and class, prior to the XBRL filing.

As you instructed, I emailed ask-oid@sec.gov detailing the problem. We were told to file correspondence for the Registrant providing details about the post-effective amendment numbers, and to use post-effective amendment number 117 in the next filing for this Registrant.

If you have any questions, please call me at 410-345-4981. Thank you.

Sincerely,

/s/Tawanda L. Cottman
Tawanda L. Cottman